                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                        December 31, 1995, 1994 and 1993

                   (With Independent Auditors' Report Thereon)

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                  25

Consolidated Financial Statements:
    Balance Sheets                                                            26
    Statements of Operations                                                  27
    Statements of Stockholders' Equity (Deficiency)                           28
    Statements of Cash Flows                                                  29
    Notes to Consolidated Financial Statements                             30-38

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
PARTNERS Health Plan of Pennsylvania, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of PARTNERS Health Plan of Pennsylvania, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PARTNERS Health Plan of Pennsylvania, Inc. and Subsidiaries as of December 31, 1995, and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1993, the Company changed its method of accounting for certain investments in debt and equity securities.

/s/ KPMG Peat Marwick LLP
Hartford, Connecticut
February 29, 1996

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1995 and 1994

                                                                                         1995             1994
                                                                                         ----             ----
                                     Assets

Current assets:
    Cash and cash equivalents                                                        $  9,863,085        8,051,632
    Debt securities available for sale, at fair value (amortized cost $1,004,657)            --          1,006,497
    Receivables:
       Premiums, less allowance for doubtful accounts of $24,404
          and $69,422 for 1995 and 1994, respectively                                     181,262          170,940
       Reinsurance                                                                           --             52,338
       Interest                                                                             7,981             --
       Federal income tax receivable                                                      332,530             --
                                                                                     ------------     ------------
                  Total current assets                                                 10,384,858        9,281,407

Restricted investments, at fair value                                                     231,134          216,998
Deferred Federal income tax receivable                                                    132,931          258,812
                                                                                     ------------     ------------
                  Total assets                                                       $ 10,748,923        9,757,217
                                                                                     ============     ============

               Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
     Health care claims payable                                                      $  5,118,056        5,463,119
     Unearned premiums                                                                    104,958          328,765
     Accounts payable and accrued liabilities                                             653,055          719,194
     Due to affiliate                                                                     347,109            9,388
     Federal income tax payable                                                              --            387,929
                                                                                     ------------     ------------
               Total current liabilities                                                6,223,178        6,908,395

Note payable to related party                                                             162,017          412,017
Redeemable preferred stock (see note 5)                                                 2,955,000        2,955,000
                                                                                     ------------     ------------
                Total liabilities                                                       9,340,195       10,275,412

Stockholders' equity (deficiency):
     Common  stock, no par value, $0.10 stated value, 100,000 shares authorized,
             6,075 and 6,081 shares issued and outstanding at
             December 31, 1995 and 1994, respectively                                         609              609
     Additional paid-in capital                                                         2,967,403        2,976,403
     Net unrealized capital gains                                                             430            1,196
     Accumulated deficiency                                                            (1,559,714)      (3,496,403)
                                                                                     ------------     ------------
                Total stockholders' equity (deficiency)                                 1,408,728         (518,195)

Commitments and contingencies (see notes 5,7, and 9)
                                                                                             --               --
                                                                                     ------------     ------------
Total liabilities and stockholders' equity                                           $ 10,748,923        9,757,217
                                                                                     ============     ============
Stockholders' equity (deficiency) per common share                                   $     231.89           (85.22)
                                                                                     ============     ============


               See notes to the consolidated financial statements.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

              For the years ended December 31, 1995, 1994 and 1993

                                                                             1995           1994           1993
                                                                             ----           ----           ----
Revenue:
    Health care premiums                                                 $27,659,054     34,123,551     40,811,022
    Interest                                                                 584,044        353,156        221,559
    PPO revenue                                                                 --             --          744,065
                                                                         -----------    -----------    -----------
                 Total revenue                                            28,243,098     34,476,707     41,776,646
                                                                         -----------    -----------    -----------
Expenses:
    Health care:
       Health care claims                                                 21,117,108     26,141,500     33,609,072
       Reinsurance premiums, less recoveries of $101,134 and $662,692
         for 1994 and 1993, respectively                                      54,149        412,638        130,955
                                                                         -----------    -----------    -----------
                Total health care expenses                                21,171,257     26,554,138     33,740,027

    Management fees                                                        3,498,771      5,000,427      6,260,264
    Marketing, general and administrative                                    625,600        863,998        705,407
    Depreciation and amortization                                               --              493          6,791
                                                                         -----------    -----------    -----------
              Total expenses                                              25,295,628     32,419,056     40,712,489
                                                                         -----------    -----------    -----------

Income before income taxes                                                 2,947,470      2,057,651      1,064,157

Federal income tax expense                                                 1,010,781        720,114        370,876
                                                                         -----------    -----------    -----------

    Net income                                                           $ 1,936,689      1,337,537        693,281
                                                                         ===========    ===========    ===========

Net income per weighted average common share                             $    318.64         219.88         113.91
                                                                         ===========    ===========    ===========
Weighted average number of common shares outstanding                           6,078          6,083          6,086
                                                                         ===========    ===========    ===========


              See notes to the consolidated financial statements.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

          Consolidated Statements of Stockholders' Equity (Deficiency)

                    For the years ended 1995, 1994, and 1993


                                         Common Stock                                              Net            Total
                                         ------------
                                                                                               Unrealized      Stockholders'
                                                              Additional       Accumulated    Capital Gains       Equity
                                      Shares       Amount   Paid-in-Capital     Deficiency      (losses)       (Deficiency)
                                      ------       ------   ---------------     ----------      --------       ------------



Balance, December 31, 1992            6,090     $       609    $ 2,984,011     $(5,527,221)    $      --       $(2,542,601)

Stock redemptions                        (6)           --           (2,052)           --              --            (2,052)
Net income                             --              --             --           693,281            --           693,281
Net unrealized capital gains           --              --             --              --             2,196           2,196
                                      -----     -----------    -----------     -----------     -----------     -----------

Balance, December 31, 1993            6,084             609      2,981,959      (4,833,940)          2,196      (1,849,176)

Stock redemptions                        (3)           --           (5,556)           --              --            (5,556)
Net income                             --              --             --         1,337,537            --         1,337,537
Net unrealized capital gains           --              --             --              --            (1,000)         (1,000)
                                      -----     -----------    -----------     -----------     -----------     -----------

Balance, December 31, 1994            6,081             609      2,976,403      (3,496,403)          1,196        (518,195)
Stock redemptions                        (6)           --           (9,000)           --              --            (9,000)
Net income                             --              --             --         1,936,689            --         1,936,689
Net unrealized capital gains           --              --             --              --              (766)           (766)
                                      -----     -----------    -----------     -----------     -----------     -----------
Balance, December 31, 1995            6,075     $       609    $ 2,967,403     $(1,559,714)    $       430     $ 1,408,728
                                      =====     ===========    ===========     ===========     ===========     ===========



              See notes to the consolidated financial statements.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

              For the years ended December 31, 1995, 1994 and 1993

                                                                                  1995            1994             1993
                                                                                  ----            ----             ----
Cash flows from operating activities:
    Net income                                                                $ 1,936,689       1,337,537         693,281
     Adjustments to reconcile net income to net cash provided by operating activities:

       Depreciation and amortization                                                  980             493           6,791
       Provision for bad debts                                                     25,605          62,206            --
       Changes in operating assets and liabilities:
             (Increase) decrease in premium receivables                           (35,927)        418,374         721,451
             Decrease in reinsurance receivable                                    52,338           1,664         265,057
             (Increase) decrease in other receivables                              (7,981)         46,724         (18,516)
             (Increase) decrease in Federal income tax receivable                (332,530)           --            77,208
             Decrease (increase) in due from affiliates                              --           240,500        (240,500)
             Decrease (increase) in other current assets                             --            15,434          (2,118)
             Decrease in deferred Federal income tax receivable                   126,293         112,859           8,804
             (Decrease) increase in health care claims payable                   (345,063)       (480,946)         98,658
             (Decrease) increase in unearned premiums                            (223,807)       (441,904)        177,050
             Decrease in accounts payable and accrued liabilities                 (66,139)        (42,914)        (98,214)
             Increase (decrease) in due to affiliates                             337,721           9,388         (84,866)
             (Decrease) increase in Federal income tax payable                   (387,929)        358,499          29,430
                                                                              -----------     -----------     -----------
                  Net cash provided by operating activities                     1,080,250       1,637,914       1,633,516
                                                                              -----------     -----------     -----------

Cash flows from investing activities:

    Proceeds from sale of investments                                           1,221,656      12,730,019       3,632,065
    Purchases of investments                                                     (231,453)     (6,321,800)     (7,628,290)
                                                                              -----------     -----------     -----------
              Net cash provided by (used for) investing activities                990,203       6,408,219      (3,996,225)
                                                                              -----------     -----------     -----------
Cash flows from financing activities:
    Payment of note payable to related party                                     (250,000)       (250,000)           --
    Redemptions of common stock                                                    (9,000)         (5,556)         (2,052)
                                                                              -----------     -----------     -----------
                   Net cash used for financing activities                        (259,000)       (255,556)         (2,052)
                                                                              -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents                            1,811,453       7,790,577      (2,364,761)

Cash and cash equivalents at beginning of year                                  8,051,632         261,055       2,625,816
                                                                              -----------     -----------     -----------
Cash and cash equivalents at end of year                                      $ 9,863,085       8,051,632         261,055
                                                                              ===========     ===========     ===========
Supplemental disclosures of cash flow information:
    Income taxes paid                                                         $ 1,604,947         248,755         255,434
                                                                              ===========     ===========     ===========

              See notes to the consolidated financial statements.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(1)    Summary of Significant Accounting Policies

       Organization

       PARTNERS Health Plan of Pennsylvania, Inc. (the "Company") and its subsidiaries, Aetna Health Plans of Western Pennsylvania, Inc. (the "Plan") and Physicians Health Plan Preferred, Inc. (the "PPO") are for-profit Pennsylvania corporations. The Plan is a health maintenance organization ("HMO") licensed to conduct business in the state of Pennsylvania. The Plan provides a specified range of comprehensive medical services to an enrolled population through contracted providers. As vehicles for delivery of these services, the Plan offers several managed health care products primarily to employers for the benefit of employees and their dependents. The Plan is a federally qualified HMO and meets all requirements to maintain its federal qualification status. Most of the Plan's member groups are located in western Pennsylvania, including the metropolitan area of Pittsburgh, Pennsylvania. The PPO provided network access and medical management services to workers' compensation programs until the State of Pennsylvania established fee schedules for workers' compensation claims effective September 1, 1993. This new regulation has essentially eliminated potential future savings to be realized by the PPO.

       As of December 31, 1995, the Company is owned 81% by AHP Holdings, Inc. ("AHP Holdings") and 19% by participating physicians. AHP Holdings is wholly-owned by Aetna Life Insurance Company ("Aetna Life") which is wholly-owned by Aetna Life and Casualty Company ("Aetna").

       On December 18, 1995, AHP Holdings and the Company entered into an agreement with Coventry Corporation ("Coventry") for the purchase of all shares of the Company common and preferred stock for total consideration of $35,000,000. This transaction has been approved by the Board of Directors of both the Company and Coventry and is currently awaiting regulatory approval. The purchase transaction is expected to be completed during the first quarter of 1996.

       Basis of Presentation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. These accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP).

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Accounting Changes

       On December 31, 1993 the Company adopted Financial Accounting Standard ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the classification of debt securities into three categories: held to maturity (debt securities the Company has positive intent and ability to hold to maturity), which are carried at amortized cost; available for sale (debt securities that may be sold prior to maturity), which are carried at fair value with changes in fair value, net of taxes, recognized as a component of stockholders' deficiency; and trading (debt securities held with the objective of trading to generate profits on short-term differences in price), which are carried at fair value with immediate recognition in income of changes in fair value. FAS No. 115 also requires the classification of equity securities into two categories: available for sale and trading, which are accounted for as described above. Adoption of this standard resulted in a net increase of $2,196 to unrealized capital gains in stockholders' deficiency in 1993. The unrealized capital gains are noncash items and therefore are not included in the Statement of Cash Flows.

       Cash and Cash Equivalents

       Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value of these instruments.

       Property and Equipment

       Property and equipment are reported at depreciated cost using the straight-line method based upon the estimated useful lives of the assets.

       Health Care Premiums

       Premiums from member groups for health care services are reported as revenue in the month due. Premiums collected in advance are reported as unearned premiums.

       Health Care Expenses

       Costs of health care are accrued as services are rendered or hospital confinement has begun and include estimates of the costs of services rendered but not yet reported.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       Losses are recognized when it is probable that the expected future health care costs of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed anticipated future premiums and reinsurance recoveries on those contracts. Groups of contracts are defined in a manner consistent with the method of establishing premium rates.

       The Plan has contracted with hospitals, physicians, pharmacies, and other health care providers to render the health care services specified in the subscriber contracts.

       Reinsurance premiums are reported as health care expenses. Any related recoveries are reported as reductions of health care expenses. Receivables representing recoveries are reported as assets.

       Reinsurance

       On July 1, 1995, the Plan entered into a new reinsurance agreement with Aetna Life which reduces the Plan's risk of catastrophic loss. Under the new arrangement, Aetna Life is liable for 100% of the Plan's incurred claims during the contract year which are in excess of 96% of the Plan's earned premium for such contract year. The new arrangement was applied retroactively to January 1, 1995. Under the previous arrangement (which was in effect in 1994 and 1993), Aetna Life was liable for 70% and 90% of all claims in excess of $100,000 and $75,000 up to a lifetime maximum per participant of $2,000,000 in 1994 and 1993, respectively.

       Income Taxes

       The Company is included in the consolidated Federal income tax return of Aetna. Pursuant to a tax sharing agreement between the Company and Aetna, the Company incurs expenses or receives benefits relating to the use of its taxable income or losses in the consolidated tax return. This agreement also allows for the recognition of deferred taxes based upon the tax position of the consolidated group.

(2)    Investments

       Debt securities, including restricted investments, at December 31, 1995, all of which were classified as available for sale, are summarized as follows:

                                                                               Gross
                                                               Amortized     Unrealized          Fair
                                                                  Cost         Gains             Value
                                                               ---------     ----------         --------
                  U.S. Treasury securities due to mature:
                           One year or less                    $ 230,472        $ 662      $     231,134
                                                               =========     ==========         ========

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



       Debt securities, including restricted investments, at December 31, 1994, all of which were classified as available for sale, are summarized as follows:

                                                                                 Gross
                                                                Amortized      Unrealized        Fair
                                                                  Cost           Gains           Value
                                                               ----------      ----------       -------
                  U.S. Treasury securities due to mature:
                           One year or less                   $ 1,221,655       $ 1,840      $ 1,223,495
                                                               ==========        ======       ==========



       In accordance with Federal and state laws and regulations, the Plan is required to maintain a total of $206,000 on deposit to demonstrate financial responsibility. At December 31, 1995 and December 31, 1994, the restricted investments, consisting of U.S. Treasury securities due to mature within one year, are carried at fair value based on quoted market prices for these investments. These investments are classified as available for sale as the Plan has the ability to change the investments as long as minimum state requirements are maintained at all times. The total deposit consists of $100,000 with the Commonwealth of Pennsylvania Insurance Department and $106,000 in trust on behalf of the Office of Prepaid Health Care Operations and Oversight in conjunction with the HMO's intention to offer a Medicare product. The fair value at December 31, 1995 and December 31, 1994, is $231,134 and $216,998, respectively.

(3)    Income Taxes

       In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase of $11,530 in the Plan's deferred tax asset.

       The provision for federal income tax expense consists of the following:

                                                  1995         1994          1993
                                                  ----         ----          ----
              Current federal tax expense     $  884,488       607,254       362,072
              Deferred federal tax expense       126,293       112,860         8,804
                                              ----------    ----------    ----------

              Federal income tax expense      $1,010,781       720,114       370,876
                                              ==========    ==========    ==========

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       Federal income tax expense was different from the amount computed by applying the federal income tax rate to income before income taxes expense for the following reasons:

                                                               1995           1994             1993
                                                               ----           ----             ----
            Computed "expected" tax expense                $ 1,031,614         720,178         372,455
            Effect of enacted change in tax rate                  --              --           (60,711)
            Change in the beginning-of-year valuation
              allowance allocated to income tax expense           --              --            49,788
            Other                                              (20,833)            (64)          9,344
                                                           -----------     -----------     -----------

            Current year expense                           $ 1,010,781         720,114         370,876
                                                           ===========     ===========     ===========

       The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities under FAS No. 109 at December 31, 1995 and 1994, are presented below:

       Deferred tax assets:

                                                   1995            1994
                                                   ----            ----
            Net operating loss carryforward    $(1,742,595)     (1,742,595)
            Accrued intercompany interest          (56,706)       (141,379)
            Incurred but not reported loss
                discounting                        (59,305)        (67,784)
            Allowance for doubtful accounts         (8,541)        (24,298)
            Unearned premium reserve                (7,347)        (23,014)
            Other                                      232             645
            Accumulated depreciation                (1,264)         (2,982)
                                               -----------     -----------
            Total deferred tax assets           (1,875,526)     (2,001,407)
            Valuation allowance                  1,742,595       1,742,595
                                               -----------     -----------

            Net deferred tax assets            $  (132,931)       (258,812)
                                               ===========     ===========

       The valuation allowance for deferred tax assets as of January 1, 1995 and 1994 was $1,742,595. There was no change in the total valuation allowance for deferred tax assets for the year ended December 31, 1995. The net change in the total valuation allowance for the year ended December 31, 1994 was an increase of $49,788. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995 and 1994, will be recognized as an income tax benefit in the Consolidated Statement of Operations. Management believes that it is more likely than not that this net deferred tax asset will be realized, as the Company expects sufficient taxable income in the future.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       As of December 31, 1995 and 1994, the Plan has a net operating loss carryforward for tax return purposes of approximately $5,000,000. If not utilized, these losses will expire beginning in the year 2002. These losses are limited as to the amount that can be utilized in any one year due to U.S. income tax laws relating to certain changes in ownership.

  (4)   Stockholder Redemptions

       In 1990, the Board of Directors authorized the redemption of stock held by certain physicians. Physicians, who as a result of the reduction to the Plan's hospital network no longer have admitting privileges at a hospital under contract with the Plan, may seek a redemption of their shares. The redemption price is the original stock purchase price less any dividends or returns of capital. Stock is immediately retired upon redemption.

 (5)   Related Party Transactions

       The Plan entered into a management agreement with Aetna Health Management Inc. ("AHM"), which is to provide substantially all management, marketing, financial, and administrative services to the Plan and PPO. AHM is wholly owned by Aetna Life. This agreement expires December 31, 1997. In 1995, 1994, and 1993, fees for these services were based upon a percentage of net premiums (as defined in the agreement) and PPO revenues. Fees under this agreement were $3,498,771, $5,000,427, and $6,260,264 in 1995, 1994 and 1993, respectively, of which $289,733 and
       $9,388 was included in current liabilities at December 31, 1995 and 1994, respectively.

       In February, 1992, the Plan amended its Articles of Incorporation to authorize 10,000 shares of redeemable preferred stock with no par value. The redeemable preferred stock constitutes a single class with no dividends and is non-voting, except as otherwise provided by law. Under the terms of the redeemable preferred stock, 33% of the available earnings of the Plan at the end of each calendar year must (subject to regulatory approval) be used (1) to pay up to $250,000 per year of the accrued interest under the note payable to AHP Holdings (see description following) and (2) after all such accrued interest has been paid, to redeem shares of the redeemable preferred stock at $1,000 per share.

       "Available earnings" are defined for this purpose as excess earnings of the Plan after subtraction of that amount necessary to continue to meet statutory net equity requirements and before declaration of common stock dividends. Based on available earnings for 1994 and 1993 as defined, an interest payment of $250,000 was made to AHP Holdings in 1995 and 1994, respectively. At any time on or after March 1, 2002, the holders of the redeemable preferred stock may convert their shares for shares of common stock of the Plan having an aggregate value of $1,000, calculated on the basis of the net equity of the Plan as of the conversion date. Shares redeemed, converted or otherwise acquired by the Plan shall not be reissued, and all such shares shall be canceled.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       Effective June, 1992, the Plan entered into a Stock Subscription Agreement (the "Agreement") with AHP Holdings pursuant to which AHP Holdings acquired 2,955 shares of the redeemable preferred stock in exchange for the entire principal amount of the note payable due to AHP Holdings.

       Each share was exchanged for the forgiveness of $1,000 of the note payable principal balance which was $3,617,017 as of the date the shares were exchanged. In addition, the Agreement suspended accrual of interest on the note payable from and after December 31, 1991. Therefore, no interest was accrued in 1995, 1994, or 1993. The balance of the note payable to affiliates was $162,017 and $412,017 at December 31, 1995 and 1994, respectively, which represents accrued interest on the note payable. This transaction has been accounted for as a non-cash transaction for purposes of the Consolidated Statements of Cash Flows.

       As stated in Note 1, the Plan entered into a new reinsurance agreement with Aetna Life in 1995. Premium paid under this agreement in 1995 were $50,000 as compared to $513,722 and $793,647 paid under the previous arrangement in 1994 and 1993, respectively. Reinsurance receivables due from Aetna Life under the previous agreement were $52,338 at December 31, 1994.

       The Plan's benefit package is offered to Aetna for its employees. Premiums for health care services received by the Plan from Aetna were approximately $857,000, $811,000 and $719,000 in 1995, 1994 and 1993,
       respectively.

       Certain contracted health care providers are also owners of the Plan. Health care expenses include approximately $2,295,000 for 1995, $3,476,000 for 1994 and $5,700,000 in 1993 for these providers.

       PPO revenue includes transactions with affiliates of Aetna. There was no PPO revenue in 1995 and 1994 and $744,065 in 1993.

       In 1995, the Plan compensated a Pittsburgh area hospital for $170,000 related to disputed reimbursement relative to contractually agreed upon rates for services provided to both the Plan's members and members of various health plans insured or administered by Aetna over the past several years. AHM, which has general management responsibility for the Plan, reimbursed the Plan for the amount of the settlement through a management fee adjustment, and as a result, the settlement has had no financial impact on the Plan.

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(6)    Business and Credit Concentrations

       Health care premiums for the years ended December 31, 1995, 1994 and 1993 included premiums from one member group, which exceeded 10% of the Plan's total revenue. Premium revenue from this group was approximately $5,977,000, $6,258,000, and $5,906,000 for the years ended December 31,
       1995, 1994 and 1993, respectively.

(7)    Minimum Net Worth Requirement

       The Plan is required to maintain a minimum amount of net equity as defined by regulation and statute. A Pennsylvania regulation, effective January 1, 1993, requires an operational HMO to have as minimum net equity the greater of $1,000,000 or three months uncovered health care expenditures for Pennsylvania enrollees as reported on the most recent financial statement filed with the Pennsylvania Department of Insurance. An existing HMO has four years to meet the net equity requirements in increments of $250,000 by January 1st of each year. As of January 1, 1996, the minimum net equity requirement as defined was $1,000,000. The Plan's net equity, including redeemable preferred stock, as defined by regulation and statute was $4,230,135 at December 31, 1995.

(8)    Reconciliation to Statutory Financial Statements

       As discussed in Note 1, the accompanying financial statements have been prepared in conformity with GAAP which vary in certain respects from statutory reporting practices required by the Pennsylvania Department of Insurance. The following is a reconciliation of 1995 stockholders' equity on a GAAP basis to amounts reported in the Company's 1995 statutory statement:

                  GAAP stockholders' equity                    $ 1,408,728
                  Preferred stock                                2,955,000
                  Non admitted assets:
                       Deferred taxes                             (132,931)
                       FAS 115 adjustment                             (662)

                           Statutory net worth as reported     $ 4,230,135
                                                               ===========

                  GAAP net income                              $ 1,936,689
                  Book value adjustment                             35,533
                                                               -----------
                           Statutory net income as reported    $ 1,972,222
                                                               ===========

                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




(9)    Commitments and Contingencies

       The Plan is involved in certain legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the consolidated financial statements.